LEAD INVESTOR



Lawson Pilgrim

After researching MEALTHY'S Leadership Structure, It's Phenomenal Products, and the Extraordinary Global Potential, becoming an Investor was an easy choice. Just reading Mealthy's Mission, Belief, and Core Principals gave me the added confidence I needed to continue being committed to such a Great Company and of course, such a Gigantic Opportunity. The Projected Growth of Mealthy speaks for itself. I truly believe this is the Opportunity of a Lifetime!!! Yes, Absolutely Phenomenal Products for every household.. I am all in! Lawson P.

Invested $9,000 this round & $1,000 previously